Mail Stop 3561

July 7, 2009

Mr. Neal V. Fenwick
  Chief Financial Officer
ACCO BRANDS CORPORATION
300 Tower Parkway
Lincolnshire, Illinois 60069

      Re: ACCO Brands Corporation
              Form 10-K for the year ended December 31, 2008
              File No. 1-08454

Dear Mr. Fenwick:

      We have completed our review of your Form 10-K and have no further comments at this time.

                          Sincerely,

                          David R. Humphrey
                          Branch Chief